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                            September 15, 2023

       David Lucchino
       President and Chief Executive Officer
       Frequency Therapeutics, Inc.
       75 Hayden Avenue, Suite 300
       Lexington, MA 02421

                                                        Re: Frequency
Therapeutics, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed September 1,
2023
                                                            File No. 333-273490

       Dear David Lucchino:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 23, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed September 1, 2023

       Prospectus Summary
       Korro Bio, Inc., page 14

   1. Please revise this section or elsewhere in your registration statement, as appropriate, to disclose (i) how Korro
Bio currently expects to allocate the proceeds from the Pre-Closing
                                                        Financing and Frequency
Net Cash among its development programs and (ii) how far
                                                        Korro Bio currently
expects to reach in its development programs with these proceeds.
       Korro Bio's Pipeline, page 16

   2. We note your response to prior comment 14. Please provide us with an analysis as to why each of the four
programs other than Korro Bio's AATD program is sufficiently material
 David Lucchino
Frequency Therapeutics, Inc.
September 15, 2023
Page 2
         to Korro Bio to merit inclusion in the pipeline chart on an individual basis. In your analysis, please address the projections disclosed elsewhere in the prospectus which do not appear to contemplate Korro Bio recognizing material revenue from any program other than the AATD program prior to December 31, 2045. Please also tell us the amounts of proceeds from the Pre-Closing Financing and Frequency Net Cash that are anticipated to be allocated to each of these programs. Alternatively, please remove these programs from the pipeline chart.
Korro Bio's Strategy, page 19

3. We note your response to prior comment 16 and revised disclosure. Please revise here and on page 289 to provide the basis for your statements that Korro Bio
has    position as a
         leader    in RNA editing.
Background of the Merger, page 156

4. We note your response to prior comment 19 and revised disclosure. Please revise further to disclose why the Frequency Board modified its position regarding the valuation of
         Korro Bio and Frequency's equity premium. Alternatively, please advise.
Financial Analyses, page 177

5. We note your response to prior comment 22 and re-issue in part. Please disclose the stage of development of each company presented in the comparable company analysis. Please also present the estimated enterprise value for each selected company in the comparable company analysis and disclose whether TD Cowen applied any discount factor to companies at a more advanced stage of development than Korro Bio. You may state that individual estimated enterprise values of each selected company were not independently determinative or utilized in deriving the results of TD Cowen's selected publicly traded companies analysis.
6. We note your response to prior comment 23. Please revise to disclose whether TD
         Cowen's DCF analysis incorporated the possibility that Korro Bio's products are not approved and/or Korro Bio does not achieve profitability.
Certain Unaudited Financial Projections for Korro Bio, page 179

7. We note your response to prior comment 24 and re-issue. Please revise to disclose the extent to which the Frequency Board considered the Korro Bio Projections in making its decision to approve the Merger. To the extent the Frequency Board considered the Korro
FirstName LastNameDavid Lucchino
       Bio Projections, please disclose whether the Frequency Board determined that the time
Comapany   NameFrequency
       period                Therapeutics,
              and revenue figures  presentedInc.
                                              in the projections were
reasonable and, if so, the
       reasons
September       underlying
           15, 2023  Page 2these determinations.
FirstName LastName
 David Lucchino
FirstName LastNameDavid
Frequency Therapeutics, Inc.Lucchino
Comapany 15,
September NameFrequency
              2023          Therapeutics, Inc.
September
Page 3    15, 2023 Page 3
FirstName LastName
Key Advantages of Oligonucleotide-Based ADAR-Mediated RNA Editing as a
Therapeutic
Modality, page 292

8. We note your response to prior comment 29 and re-issue. We note your disclosure in the graphic that oligo-based RNA editing has precedented delivery, tolerability and manufacturing as well as multiple approved products. Please revise the graphic to reconcile these claims with your statements in Risk Factors that Korro Bio is uncertain how it will deliver product candidates to target tissues, RNA editing is a novel technology that has not yet been validated for human therapeutic use, Korro Bio is not aware of clinical trials being completed by third parties using RNA editing or similar technologies, regulators have not established definitive guidelines for oligonucleotide drugs and no gene editing therapeutic product has been approved in the U.S. or Europe. Patent Portfolio, page 318

9. We note your response to prior comment 32 and re-issue in part. Please revise to disclose for each material patent and patent application the subject matter to which such patents or patent applications relate and the type of patent protection. In your revisions, please discuss the patent protection for your lead product candidate(s).
       You may contact Sasha Parikh at 202-551-3627 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Alan Campbell at 202-551-4224 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Jennifer Yoon, Esq.